March 3, 2014

United States Securities and Exchange Commission
Mail Stop 3561
450 Fifth Street, NW
Washington, D.C. 20549

Attention:  Jennifer Thompson, Accounting Branch Chief

Re:	1-800-FLOWERS.COM, INC.
Item 4.01 Form 8-K
Filed February 25, 2014
File No. 000-26841

Dear Ms. Thompson:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the SEC) with respect to the above-referenced filings on Form 8-K of 1-800-FLOWERS.COM, INC., a Delaware corporation (the “Company” or “1-800-FLOWERS.COM”), in your letter dated February 28, 2014 (the “Comment Letter”) addressed to Mr. William E. Shea, Chief Financial Officer of the Company.

We are writing to respond to the comments and, where appropriate, to show you what the applicable revisions will look like in future filings.  The numbered paragraph and heading below correspond to the number and heading set forth in your Comment Letter.

Item 4.01 Form 8-K filed February 25, 2014

1.
We note your disclosure that there were no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K), during the fiscal years ended June 30, 2013 and July 1, 2012, except the material weakness in your internal control over financial reporting as of July 1, 2012.  Please revise your disclosure to also encompass the subsequent interim period through February 20, 2014, the date of dismissal.  Refer to Item 304(a)(1)(v) of Regulation S-K.

The Company filed an amendment to its Form 8-K, Item 4.01, addressing the interim period stating that: “There were no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K) during the fiscal years ended June 30, 2013 and July 1, 2012, and in the subsequent interim period through February 20, 2014, except that as previously reported in the Company’s Annual Report on Form 10-K for the fiscal year ended July 1, 2012 ( the “2012 Form 10-K”), management concluded that the Company’s internal control over financial reporting was not effective as of July 1, 2012 as a result of a material weakness in the accounting and disclosure for deferred income taxes; this material weakness was subsequently remediated by the Company.”

The Company’s management acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (516) 237-4928 should you require additional information or have any questions.

Very truly yours, William E. Shea Chief Financial Officer